Exhibit 99.2 : Independent Separate Auditor’s Report of Shinhan Bank as of December 31, 2024

SHINHAN BANK

Separate Financial Statements

December 31, 2024 and 2023

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of

Shinhan Bank:

Opinion

We have audited the separate financial statements of Shinhan Bank (the “Bank”), which comprise the separate statements of financial position as of December 31, 2024 and 2023, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2024 and 2023, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separatefinancial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separatefinancial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separatefinancial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

ㆍIdentify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

ㆍObtain an understanding of internal control relevant to the audit in order to design audit procedures that are appro-priate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

ㆍEvaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

ㆍConclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion.

Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

ㆍEvaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separatefinancial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separatefinancial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2024 and 2023

(In millions of Korean won)	Notes		2024	2023

Assets
Cash and due from banks	3,5,8,40,41	~~W~~	25,173,671	22,333,042
Securities at fair value through profit or loss	3,6,41		25,892,162	23,494,168
Derivative assets	3,7,41		7,400,039	3,262,590
Loans at amortized cost	3,8,41		351,575,129	317,062,249
Loans at fair value through profit or loss	3,8		745,412	515,564
Securities at fair value through other comprehensive income	3,9,17		51,096,393	49,630,720
Securities at amortized cost	3,9,17		27,011,804	28,907,293
Property and equipment	10,11,16,17		2,366,429	2,354,161
Intangible assets	12		936,272	1,020,354
Investments in subsidiaries and associates	13		2,854,736	2,557,874
Investment properties	14		611,208	615,303
Net defined benefit assets	23		261,805	277,784
Current tax assets	37		8,542	8,511
Deferred tax assets	37		-	23,686
Other assets	3,8,15,41		15,825,559	17,657,164
Non-current assets held for sale	16		-	6,590
Total assets		~~W~~	511,759,161	469,727,053

Liabilities
Financial liabilities designated at fair value through profit or loss	18	~~W~~	261,299	254,832
Deposits	3,19,41		375,641,186	339,769,070
Financial liabilities at fair value through profit or loss	3,20		597,058	419,342
Derivative liabilities	3,7,41		7,530,742	3,519,083
Borrowings	3,21,40,41		21,838,763	25,696,911
Debt securities issued	3,22,40		43,524,701	34,530,057
Provisions	24,39,41		447,008	702,887
Current tax liabilities	37		201,330	125,614
Deferred tax liabilities	37		303,872	-
Other liabilities	3,11,25,41,42		28,084,827	33,652,345
Total liabilities			478,430,786	438,670,141

Equity
Capital stock	26		7,928,078	7,928,078
Hybrid bonds	26		2,088,595	1,988,535
Capital surplus	26		398,080	398,080
Capital adjustments	26,37		6,103	5,895
Accumulated other comprehensive loss	26,37		(58,359)	(472,747)
Retained earnings	26,27		22,965,878	21,209,071
(Regulatory reserve for loan loss)			(2,233,852)	(2,418,175)
(Required provision for (reversal of) regulatory reserve for loan loss)			(396,038)	((184,323))
(Expected provision for (reversal of) regulatory reserve for loan loss)			(396,038)	((184,323))
Total equity			33,328,375	31,056,912
Total liabilities and equity		~~W~~	511,759,161	469,727,053

SHINHAN BANK

Separate Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(In millions of Korean won, except earnings per share data)	Notes		2024	2023
Interest income
Financial instruments at fair value through profit or loss		~~W~~	703,730	613,216
Financial instruments at fair value through other comprehensive income and amortized cost			18,964,453	17,960,601
Interest expense			12,017,026	11,193,171
Net interest income	3,28,36,41		7,651,157	7,380,646

Fees and commission income			1,293,877	1,167,226
Fees and commission expense			293,673	301,403
Net fees and commission income	3,29,36,41		1,000,204	865,823

Dividend income	30,36		76,658	47,776
Net gain on financial instruments at fair value through profit or loss	31,36,41		278,110	614,427
Net foreign currencies transaction gain	36		206,356	110,382
Net gain (loss) on financial instruments designated at fair value through profit or loss	18		(6,466)	2,495
Net gain on disposal of securities at fair value through other comprehensive income	9,36		98,164	19,488
Net loss on disposal of securities at amortized cost	9		(41)	(107)
Provision for credit loss allowance	3,8,41		308,568	729,912
General and administrative expenses	32,41		3,459,539	3,366,656
Net other operating expenses	34,36,41		(1,369,210)	(1,406,893)
Operating income			4,166,825	3,537,469

Net non-operating expense	35		(269,910)	(80,083)
Profit before income taxes			3,896,915	3,457,386
Income tax expense	37		864,543	845,274
Profit for the year	27		3,032,372	2,612,112
(Adjusted profit after reflection of regulatory reserve for loan loss
For the year ended December 31, 2024:
2,636,334 million won
For the year ended December 31, 2023:
2,796,435 million won)
Other comprehensive income for the year, net of income tax
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences for foreign operations			64,395	5,973
Unrealized net change in fair value of securities at fair value through other comprehensive income			304,897	782,466

(In millions of Korean won, except earnings per share data)	Notes		2024	2023
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans		~~W~~	(9,113)	(159,625)
Unrealized net change in fair value of securities at fair value through other comprehensive income			60,076	24,367
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			(1)	-
Other comprehensive income for the year, net of income tax	3,26,37		420,254	653,181

Total comprehensive income for the year		~~W~~	3,452,626	3,265,293
Basic and diluted earnings per share in won	38		1,859	1,591

SHINHAN BANK

Separate Statements of Changes in Equity

For the year ended December 31, 2023

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2023	~~W~~	7,928,078	2,088,542	398,080	6,465	(1,128,983)	19,846,558	29,138,740
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	2,612,112	2,612,112
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	5,973	-	5,973
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	809,888	(3,055)	806,833
Remeasurements of defined benefit plans		-	-	-	-	(159,625)	-	(159,625)
Total comprehensive income for the year		-	-	-	-	656,236	2,609,057	3,265,293
Transactions with owners in their capacity as owners
Annual dividends to equity holder		-	-	-	-	-	(1,157,105)	(1,157,105)
Dividends to hybrid bond holders		-	-	-	-	-	(89,140)	(89,140)
Issuance of hybrid bonds		-	399,107	-	-	-	-	399,107
Repayment of hybrid bonds		-	(499,114)	-	(886)	-	-	(500,000)
Share-based payment transactions		-	-	-	17	-	-	17
Others		-	-	-	299	-	(299)	-
Total transactions with owners in their capacity as owners		-	(100,007)	-	(570)	-	(1,246,544)	(1,347,121)
Balance at December 31, 2023	~~W~~	7,928,078	1,988,535	398,080	5,895	(472,747)	21,209,071	31,056,912

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2024	~~W~~	7,928,078	1,988,535	398,080	5,895	(472,747)	21,209,071	31,056,912
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	3,032,372	3,032,372
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	64,395	-	64,395
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	359,107	5,866	364,973
Remeasurements of defined benefit plans		-	-	-	-	(9,113)	-	(9,113)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1)	-	(1)
Total comprehensive income for the year		-	-	-	-	414,388	3,038,238	3,452,626
Transactions with owners in their capacity as owners
Annual dividends to equity holder		-	-	-	-	-	(1,196,396)	(1,196,396)
Dividends to hybrid bond holders		-	-	-	-	-	(84,150)	(84,150)
Issuance of hybrid bonds		-	399,387	-	-	-	-	399,387
Repayment of hybrid bonds		-	(299,327)	-	(673)	-	-	(300,000)
Share-based payment transactions		-	-	-	(4)	-	-	(4)
Others		-	-	-	885	-	(885)	-
Total transactions with owners in their capacity as owners		-	100,060	-	208	-	(1,281,431)	(1,181,163)
Balance at December 31, 2024	~~W~~	7,928,078	2,088,595	398,080	6,103	(58,359)	22,965,878	33,328,375

SHINHAN BANK

Separate Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In millions of Korean won)		2024	2023

Cash flows from operating activities
Profit before income tax	~~W~~	3,032,372	2,612,112
Adjustments for:
Income tax expense		864,543	845,274
Interest income		(19,668,183)	(18,573,817)
Interest expense		12,017,026	11,193,171
Dividend income		(76,658)	(47,776)
		(6,863,272)	(6,583,148)
Income and expense items without cash inflow/outflow:
Net gain on financial instruments at fair value through profit or loss		(313,277)	(491,304)
Net non-cash foreign currencies transaction gain		(55,619)	(27,154)
Net (gain) loss on financial instruments designated at fair value through profit or loss		6,466	(2,495)
Net gain on disposal of securities at fair value through other comprehensive income		(98,164)	(19,488)
Net loss on disposal of securities at amortized cost		41	107
Provision for credit loss allowance		308,568	729,912
Non-cash employee benefits		100,853	99,818
Depreciation and amortization		464,406	429,566
Net non-cash other operating expenses		217,585	427,506
Non-operating expenses		174,960	47,854
		805,819	1,194,322
Changes in assets and liabilities:
Deposits at amortized cost		274,779	41,338
Securities at fair value through profit or loss		(529,783)	(1,367,012)
Derivative assets		2,773,352	3,865,727
Loans at amortized cost		(33,131,186)	(2,553,165)
Loans at fair value through profit or loss		(228,127)	435,505
Other assets		1,663,999	(2,384,224)
Deposits due to customers		35,434,069	(2,710,068)
Financial liabilities at fair value through profit or loss		11,954	(66,764)
Derivative liabilities		(2,645,069)	(3,947,929)
Defined benefit liabilities		(78,378)	(44,060)
Provisions		(451,073)	(4,761)
Other liabilities		(6,369,658)	10,099,717
		(3,275,121)	1,364,304

Income tax paid		(612,042)	(1,094,385)
Interest received		19,695,525	18,275,265
Interest paid		(11,563,384)	(9,946,094)
Dividends received		107,398	49,483
Net cash inflow from operating activities		1,327,295	5,871,859

(In millions of Korean won)		2024	2023

Cash flows from investing activities
Net cash flow of derivative financial instruments for hedges	~~W~~	45,974	13,687
Proceeds from decrease of securities at fair value through profit or loss		703,254	801,197
Acquisition of securities at fair value through profit or loss		(2,262,642)	(2,045,508)
Proceeds from decrease of securities at fair value through other comprehensive income		36,510,846	28,386,057
Acquisition of securities at fair value through other comprehensive income		(36,178,368)	(28,641,365)
Proceeds from decrease of securities at amortized cost		6,591,267	3,935,151
Acquisition of securities at amortized cost		(4,444,063)	(5,589,576)
Proceeds from disposal of property and equipment		225	709
Acquisition of property and equipment		(117,127)	(154,552)
Proceeds from disposal of intangible assets		16	5
Acquisition of intangible assets		(346,662)	(336,832)
Proceeds from disposal of investments in associates		51,139	12,184
Acquisition of investments in associates		(349,121)	(229,925)
Proceeds from disposal of investment properties		-	55
Acquisition of investment properties		(2,893)	(3,084)
Proceeds from disposal of non-current assets for sale		-	3,663
Decrease in other assets		539,398	545,601
Increase in other assets		(511,758)	(539,326)
Net cash inflow (outflow) from investing activities		229,485	(3,841,859)

Cash flows from financing activities
Net cash flow of derivative financial instruments for hedges		(9,420)	333
Increase in financial liabilities designated at fair value through profit or loss		-	209,969
Net increase (decrease) in borrowings		(5,318,929)	1,865,901
Proceeds from issuance of debt securities		25,075,509	23,283,985
Repayment of debt securities		(17,207,263)	(19,937,381)
Dividends paid		(1,280,546)	(1,247,209)
Issuance of hybrid bonds		399,387	399,107
Repayment of hybrid bonds		(300,000)	(500,000)
Increase in other liabilities		146,039	109,848
Decrease in other liabilities		(272,041)	(248,969)
Net cash inflow from financing activities		1,232,736	3,935,584

Effect of exchange rate fluctuations on cash and cash equivalents held		145,081	(13,295)
Net increase in cash and cash equivalents		2,934,597	5,952,289

Cash and cash equivalents at the beginning of the year (Note 40)		22,052,038	16,099,749
Cash and cash equivalents at the end of the year (Note 40)	~~W~~	24,986,635	22,052,038

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

Please refer to attached courtesy PDF from page 10 to 182.

Independent Auditors’ Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the President of

Shinhan Bank:

We have reviewed the accompanying Report on the Operational Status of Internal Control over Financial Reporting (the “ICFR Report”) of Shinhan Bank (the “Bank”) as of December 31, 2024. The Bank’s management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, it is stated that: “Based on the assessment of the operational status of the ICFR by Bank’s Chief Executive Officer and Internal Accounting Manager, the Bank’s ICFR has been effectively designed and is operating as of December 31, 2024, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the “Conceptual Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).”

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Bank’s ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Bank’s ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report as of December 31, 20x3 is not prepared in all material respects, in accordance with the Management Guideline for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Bank’s ICFR in existence as of December 31, 2024. We did not review the Bank’s ICFR subsequent to December 31, 2024. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2025

Notice to Readers This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2024.

Report on the Operations of Internal Control over Financial Reporting

To the Shareholders, Board of Directors, and Audit Committee of Shinhan Bank Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Bank Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting ("ICFR") for the year ending December 31, 2024.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us"). We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2024, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 27, 2025

Jung Sanghyuk (Jung Sanghyuk)
Chief Executive Officer

Lee Jeongbin (Lee Jeong Bin)
Internal Accounting Manager